United States securities and exchange commission logo





                                May 6, 2022

       Yishai Zohar
       Chief Executive Officer
       Gelesis Holdings, Inc.
       501 Boylston Street, Suite 6102
       Boston, MA 02116

                                                        Re: Gelesis Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 22,
2022
                                                            File No. 333-262672

       Dear Mr. Zohar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the shares being registered for resale, disclose the price that the selling securityholders paid
for such shares and warrants overlying such securities.
   2. Disclose the exercise prices of the warrants compared to the market price of the underlying security. If
the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your
 Yishai Zohar
FirstName  LastNameYishai Zohar
Gelesis Holdings, Inc.
Comapany
May  6, 2022NameGelesis Holdings, Inc.
May 6,
Page 2 2022 Page 2
FirstName LastName
         current cash on hand.
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors
Risks Related to Ownership of Our Common Stock, page 45

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
94

5. We note that the projected revenues for 2021 were $26 million, as set forth in the unaudited prospective financial information management prepared in connection with the evaluation of the Business Combination. We also note that your actual revenues for Fiscal
         Year Ended December 31, 2021 was approximately $11.2 million. It appears that you missed your 2021 revenue projection. Please update your disclosure in Liquidity and
         Capital Resources, and elsewhere, to provide updated information about
the company   s
         financial position and further risks to the business operations and liquidity in light of these circumstances.
6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
 Yishai Zohar
Gelesis Holdings, Inc.
May 6, 2022
Page 3
General

8. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the PIPE investors, the Backstop Purchasers and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the PIPE investors, the Backstop Purchasers and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
9. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

             On page 33 you state that you "plan to expand the scope of our operations including the development of a commercial-scale manufacturing line and hiring manufacturing staff." Please update if you have done so.
             On page 34 you state: "We expect to derive a significant portion of our revenue from renewal of existing qualified distributor contracts and sales of Plenity to existing distributors."
             On page 45, you state: "An active trading market for our Common Stock may not develop or continue or, if developed, may not be sustained, which would make it difficult for you to sell your shares of our Common Stock at an attractive price (or at all). The market price of our Common Stock may decline below your purchase price, and you may not be able to sell your shares of our Common Stock at or above the price you paid for such shares (or at all)."

       You may contact Gary Guttenberg at (202) 551-6477 or Christopher Edwards at (202)
551-6761with any questions.



                                                            Sincerely,
FirstName LastNameYishai Zohar
                                                            Division of
Corporation Finance
Comapany NameGelesis Holdings, Inc.
                                                            Office of Life
Sciences
May 6, 2022 Page 3
cc:       Jim Barrett
FirstName LastName